Exhibit 99.3

MOKO SOCIAL MEDIA LIMITED

ACN 111 082 485

Entitlement issue PROSPECTUS

For a pro rata non-renounceable entitlement issue of up to approximately 817,886,679 New Shares on the basis of one (1) New Share for every one (1) Share held by Shareholders registered at 5pm (WST) on 8 March 2016 (the Record Date) at an issue price of $0.01 each to raise up to approximately $8,178,867 (based on the number of Shares on issue as at the date of this Prospectus), together with one (1) free attaching Class A Unlisted Option for every two (2) Shares issued exercisable at $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Unlisted Option for every two (2) Shares issued exercisable at $0.04 on or before 36 months from the date of issue (the Offer).

The Offer is partially and conditionally underwritten by Reef Investments Pty Ltd (the Underwriter). Refer to Section 8.4 for details regarding the terms of the Underwriting Agreement.

The Offer closes at 5.00pm (WST) on 23 March 2016. Valid acceptances must be received before that time.

IMPORTANT NOTICE

This document and the accompanying Entitlement and Acceptance Form are important and should be read in their entirety. If after reading this Prospectus you have any questions about the Securities being offered under this Prospectus or any other matter, then you should consult your stockbroker, accountant or other professional adviser.

The Securities offered by this Prospectus should be considered speculative.

TABLE OF CONTENTS

1.	CORPORATE DIRECTORY	1

2.	Timetable	2

3.	CHAIRMAN’s Letter	3

4.	IMPORTANT NOTES	7

5.	DETAILS OF THE OFFER	9

6.	Purpose and Effect of the offer	17

7.	RISK FACTORS	22

8.	additional INFORMATION	31

9.	Directors’ AUTHORISATION	40

10.	glossary	41

ANNEXURE A – CLASS A UNLISTED OPTION TERMS		44

ANNEXURE b – CLASS B UNLISTED OPTION TERMS		46

ANNEXURE c – rights and liabilities attaching to shares		48

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1.	CORPORATE DIRECTORY

Directors

Mr Greg McCann (Non-Executive Chairman)

Mr Mark Hauser (Non-Executive Director)

Ms Diana Rhoten (Non-Executive Director)

Mr Leo Hindery, Jnr (Non-Executive Director)

Ms Emma Waldon (Non-Executive Director)

Registered Office Suite 5, Level 1 442-446 Beaufort Street Highgate WA 6003 Telephone: + 61 8 9227 7100 Facsimile: +61 8 9227 7100 Email: info@mokosocialmedia.com Website: www.mokosocialmedia.com
Company Secretary Ms Emma Waldon Auditor* BDO East Coast Partnership Level 11, 1 Margaret Street Sydney NSW 2000	Solicitors Steinepreis Paganin Lawyers and Consultants Level 4, The Read Buildings 16 Milligan Street Perth WA 6000
Share Registry* Link Market Services Limited Level 12, 680 George Street, Sydney NSW 2000 Telephone: +61 1300 554 474 Facsimile: +61 2 9287 0303	Underwriter Reef Investments Pty Ltd 33 Stoneham Road Attadale WA 6156

*These entities are included for information purposes only. They have not been involved in the preparation of this Prospectus and have not consented to being named in this Prospectus.

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2.	Timetable

Lodgement of Prospectus with the ASIC	1 March 2016
Lodgement of Prospectus and Appendix 3B with ASX	1 March 2016
Notice sent to Shareholders and Optionholders	3 March 2016
Ex date	4 March 2016
Record Date for determining Entitlements	8 March 2016
Prospectus and Entitlement and Acceptance Form sent to Eligible Shareholders (and Company announces this has been completed)	11 March 2016
Opening Date of the Offer	11 March 2016
Closing Date of the Offer*	23 March 2016
Securities quoted on a deferred settlement basis	24 March 2016
ASX notified of under subscriptions	30 March 2016
Issue of Securities/Securities entered into Shareholders’ security holdings	1 April 2016
Despatch of holding statements for New Shares and New Options and trading on ASX	1 April 2016

* Subject to compliance with the Listing Rules, the Directors reserve the right to extend the Closing Date and alter the balance of the timetable accordingly.

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3.	CHAIRMAN’s Letter

Dear Shareholder

On 1 March 2016, the Company announced its intention to conduct a non-renounceable rights issue Offer of one (1) New Share for every one (1) Share held by Shareholders at an issue price of $0.01 each to raise up to approximately $8,178,867 before costs, together with one (1) free attaching Class A Unlisted Option for every two (2) Shares issued exercisable at $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Unlisted Option for every two (2) Shares issued exercisable at $0.04 on or before 36 months from the date of issue.

On behalf of Moko Social Media Limited, I am pleased to invite you to participate in the Offer.

This Prospectus contains important information about the Offer, including (a) details of the Offer, (b) actions required by Shareholders and (c) risk factors associated with the Offer. You should read the Prospectus carefully and in its entirety before deciding whether or not to participate in the Offer.

Shareholders who do not take up all or any part of their Entitlements will not receive any payment or value in respect of those Entitlements and their equity interest in the Company will be diluted. Shareholders also have the opportunity to apply for Shortfall Securities under the Offer.

A personalised Entitlement and Acceptance Form which details your Entitlement is to be completed in accordance with the instructions provided.

Why should you participate in the Offer?

The Company is positioned to leverage our existing dominant position in the U.S. college and high school market, supported by exclusive partnership agreements.

Over the last two years, the Company has continued the development and deployment of its flagship mobile app REC*IT, specifically targeting the U.S. college and high school student intramural sports and fitness market. Extensive relationships with the rec department directors, coaches and sports administrators and wrap-around services have been built to support the Company’s product suite in the market and embed it in the college/high school systems.

I want to reiterate that our sole focus is on the U.S. college and high school market, having divested and cut-back business lines in other areas. As the Company enters this new phase of its development, it has significantly reduced its overhead and has imposed a heightened level of tight fiscal control.

A set of exclusive partnership agreements with IMLeagues and BigTeams, the incumbent platforms for U.S. college and high school student sports respectively, support the Company’s products. These agreements provide the Company with exclusive access to over 10 million college students (greater than 50% of the market) and around 3.2 million high school students (c20% of the market). There is no comparable company in our space with our users more than ten times our nearest competitor.

We believe these exclusive agreements and the products users we have established to date gives us a dominant position in the U.S. college and high school student market.

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The Company believes it has created significant “barriers to entry” into the college and high school markets with its product suite, exclusive agreements and personal relationships. Additionally, REC*IT has the benefit of receiving a constant audience re-fresh. The 4-year student cycle means our average user demographic remains largely the same, year after year. We believe this is very appealing to advertisers as it means successful campaigns can be run year after year, with a highly predictable outcome.

We believe the Company offers advertisers a unique and direct channel to the highly-valued but otherwise hard-to-reach student market. The Company’s mission is to extend and leverage its existing dominant position in the college and high school student sports market to become the default option for organisations and brands seeking to access this highly sought after yet elusive demographic.

As dominant players in this market sector, our priority continues to be actively acquiring engaged users of REC*IT. We are prepared to forego short term revenue in order to become firmly embedded in the college and high school ecosystems by serving real needs and creating sustainable value.

REC*IT now established with over 586,000 first app launches and above industry average user engagement metrics

The flagship app REC*IT 2.0, the first-to-market mobile intramural and recreational sports management app, has grown to reach more than 586,000 first app launches demonstrating the latent demand within U.S. colleges for this useful product, both as a tool for the student and for the college Rec departments and their staff. Engagement metrics are above industry average with 65% of users returning within 24 hours and users averaging approximately 2 sessions per day with an average session length of over 5 minutes.

In addition, since the relationship with IMLeagues began two years ago, the number of U.S. colleges covered by the Company’s apps has grown from 600 to in excess of 1,125, an increase of 87.5%.

Additional product features and functionality identified which we expect to result in an increase in downloads once implemented

We have consulted extensively with Rec departments to understand additional features and functionality, all of which are now incorporated into our product development plans. Successful implementation of this strategy, which is our prime product focus, should put us in a strong position to have REC*IT mandated by Rec departments, which we expect will significantly impact user numbers and the cost of acquisition of customers.

Having a top-down approach, whereby our product is promoted and mandated by Rec departments, instead of the bottom-up approach targeting students, which we have used to prove the efficacy of our product, is expected to result in an increase in downloads.

Complementary products launched which expand our reach into the U.S. college and high school market

Complementing REC*IT, which is principally focussed on rostered intramural sports, are three other related products, REC*IT Fitness, BigTeams Powered by REC*IT and Speakiesy.

REC*IT Fitness is a dedicated app for college students to learn more about on-campus group fitness class offerings, register for classes, and share their schedules

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with others. This is the fastest growing segment of campus rec center offerings, and whose participants are predominantly female. This is important because it provides the Company with a gender balance, as intramural sports tend to have a male bias.

BigTeams powered by REC*IT allows high school coaches to manage pre-game and post-game logistics so students and parents can enjoy the game. The REC*IT mobile app is exclusive to the BigTeams platform and covers 4100+ high schools.

The BigTeams platform is used by athletic directors and coaches daily to manage game schedules, student eligibility, team communications, to outreach with parents and press, and more. The BigTeams platform lets students and parents check scores, standings, schedules and share videos and photos.

43% of BigTeams’ existing +1 million website visitors are 35-54 years old parents and it is the Company’s focus to migrate these users to the REC*IT app. This demographic is very appealing to advertisers and will be the focus of the Company’s marketing efforts.

Speakiesy is a closed network student social communication platform, similar to the “original Facebook” in concept, which prevents access by future employers, parents etc. A soft launch in Fall 2015 established the appeal of the app to students, and the features will now be incorporated into the REC*IT product suite. The Company believes that this is the best use for the app and will drive greater engagement, particularly during out of season periods and college/high school breaks when students will continue to use it to keep in touch with each other.

Strategic Partnerships and M&A Board Sub-Committee formed to investigate strategic options for the Company

In the Chairman’s Update released on the ASX on 29th January 2016, I noted that the Company is investigating whether it is now appropriate to consider a transaction with a third party to expedite product development and roll-out. Whilst these programs are within the company’s financial and technical capability, a third party may enable them to be fast-tracked and further product development could be enhanced or extended.

As a result, the board has formed a sub-committee (Strategic Partnerships and M&A Board Sub-Committee) to take responsibility for investigating the company’s strategic options.

We believe that there are several much larger parties that are well funded and resourced, and also deeply involved in the collegiate space, yet are missing a platform to directly engage the students on a mobile platform and at a scale like REC*IT 2.0 and the supporting apps. The new Board sub-committee’s mandate will be to explore these avenues.

Management changes

On 18 February 2016, the Company announced that it had appointed Shripal Shah as interim CEO and former CEO Ian Rodwell would serve as a strategic advisor to the Strategic Partnerships and M&A Board Sub-Committee and cease to be a Director of the Company. Mr Shah previously served as MOKO’s Chief Operating Officer and based on his extensive experience in sports product and marketing, the Board believes he is the right candidate to strategically transition the MOKO portfolio to the student sports market

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Summary

In summary, I believe our dominant market position is yet to be fully appreciated and recognised by the market. The board believes the Company has a very valuable asset and one of the board’s key objectives is to find a way to optimise shareholder value accordingly.

A presentation was released on the ASX on 29 January 2016 that outlines the progress and future of our student products. I urge you to review this presentation, which you can download from the ASX or MOKO’s websites, to fully understand our value proposition and path forward for 2016 and beyond.

The funding from the Offer will be used to develop additional functionality in its products to further embed them in the daily life of Rec departments, roll-out the products to additional colleges and high schools covered by our exclusive agreements, reduce existing liabilities and provide working capital.

On behalf of the Board, I invite you to consider this investment opportunity and thank you for your ongoing support of the Company.

Yours faithfully,

Greg McCann

Chairman

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4.	IMPORTANT NOTES

This Prospectus is dated 1 March 2016 and was lodged with the ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

No Securities may be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

No person is authorised to give information or to make any representation in connection with this Prospectus, which is not contained in the Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with this Prospectus.

It is important that investors read this Prospectus in its entirety and seek professional advice where necessary. The Securities the subject of this Prospectus should be considered speculative.

Applications for Securities offered pursuant to this Prospectus can only be submitted on an original Entitlement and Acceptance Form which accompanies this Prospectus.

4.1	Transaction Specific Prospectus

This Prospectus is a transaction specific prospectus for an offer of New Shares and New Options convertible into continuously quoted securities (as defined in the Corporations Act) and has been prepared in accordance with section 713 of the Corporations Act (as permitted by ASIC Class Order 10/94).

This Prospectus does not contain the same level of disclosure as an initial public offering prospectus. In making representations in this Prospectus, regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult.

4.2	Eligibility to participate in the Offer

An original Entitlement and Acceptance Form will be forwarded to all Eligible Shareholders. An application for Securities under the terms of this Offer can only be made by an Eligible Shareholder on an original Entitlement and Acceptance Form. Each original Entitlement and Acceptance Form sets out the Entitlement for an Eligible Shareholder to participate in the Offer.

Shareholders with a registered address outside of Australia or New Zealand should be aware that it is not practical, due to the complexity and cost, for the Company to comply with the securities laws for foreign jurisdictions. Therefore the Offer does not, and is not intended to, constitute an offer in any jurisdiction outside of Australia and New Zealand. This Prospectus does not constitute an offer in any place or to any person to whom it would not be lawful to make such an offer.

4.3	Risk factors

Potential investors should be aware that subscribing for Securities in the Company involves a number of risks. The key risk factors of which investors should be aware are set out in Section 7 of this Prospectus. These risks together with other general risks applicable to all investments in securities not specifically referred to, may affect the value of Shares and Options in the future. Accordingly, an investment in the Company should be considered speculative. Investors should consider

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consulting their professional advisers before deciding whether to apply for New Shares pursuant to this Prospectus.

4.4	Forward-looking statements

This Prospectus contains forward-looking statements which are identified by words such as ‘may’, ‘could’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’, or ‘intends’ and other similar words that involve risks and uncertainties.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this Prospectus, are expected to take place.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of our Company, the Directors and our management.

We cannot and do not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this Prospectus will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements.

We have no intention to update or revise forward-looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this Prospectus, except where required by law.

These forward looking statements are subject to various risk factors that could cause our actual results to differ materially from the results expressed or anticipated in these statements. These risk factors are set out in Section 7 of this Prospectus.

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5.	DETAILS OF THE OFFER

5.1	The Offer

The Offer is being made as a pro rata non-renounceable entitlement issue of up to approximately 817,886,679 New Shares on the basis of one (1) New Share for every one (1) Share held by Shareholders registered at the Record Date at an issue price of $0.01 each to raise up to approximately $8,178,867 (based on the number of Shares on issue as at the date of this Prospectus), together with one (1) free attaching Class A Unlisted Option for every two (2) Shares issued exercisable at $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Unlisted Option for every two (2) Shares issued exercisable at $0.04 on or before 36 months from the date of issue (the Offer).

Fractional entitlements to New Options to be issued under this Prospectus will be rounded UP to the nearest whole number.

Based on the capital structure of the Company as at the date of this Prospectus, a maximum of 817,886,679 New Shares and 817,886,679 New Options will be issued pursuant to this Offer to raise up to approximately $8,178,867 (before costs of the Offer).

As at the date of this Prospectus the Company has 63,270,000 Options on issue all of which may be exercised prior to the Record Date in order to participate in the Offer. Please refer to Section 6.4 of this Prospectus for information on the exercise price and expiry date of the existing Options on issue.

The purpose of the Offer and the intended use of funds raised are set out in Section 6.1 of this Prospectus.

The terms of the Class A Unlisted Options are set out in Annexure A to this Prospectus. The terms of the Class B Unlisted Options are set out in Annexure B to this Prospectus. The principal rights and liabilities attaching to Shares issued on exercise of New Options are summarised in Annexure C to this Prospectus.

5.2	Acceptance

Your acceptance of the Offer must be made on the Entitlement and Acceptance Form accompanying this Prospectus. Your acceptance must not exceed your Entitlement as shown on that form. If it does, your acceptance will be deemed to be for the maximum Entitlement.

You may participate in the Offer as follows:

(a)	if you wish to accept your full Entitlement:

(i)	complete the Entitlement and Acceptance Form; and

(ii)	attach your cheque for the amount indicated on the Entitlement and Acceptance Form or pay via BPAY® by following the instructions set out on the Entitlement and Acceptance Form; or

(b)	if you only wish to accept part of your Entitlement:

(i)	fill in the number of New Shares you wish to accept in the space provided on the Entitlement and Acceptance Form; and

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(i)	attach your cheque, for the appropriate application monies (at $0.01 per New Share) or pay via BPAY® by following the instructions set out on the Entitlement and Acceptance Form; or

(c)	if you wish to apply for Shares above your Entitlement under the Shortfall Offer, follow the instructions on how to participate under the Shortfall Offer set out in Section 5.10 below; and

(d)	if you do not wish to accept all or part of your Entitlement, you are not obliged to do anything.

The Offer is non-renounceable. Accordingly, an Eligible Shareholder may not sell or transfer all or part of their Entitlement.

5.3	Payment by cheque

All cheques must be drawn on an Australian bank or bank draft made payable in Australian currency to “MOKO Social Media Limited – Entitlement Issue Account” and crossed “Not Negotiable”.

Your completed Entitlement and Acceptance Form and cheque must reach the Company’s share registry no later than 5.00pm WST on the Closing Date.

5.4	Payment by BPAY®

For payment by BPAY®, please follow the instructions on the Entitlement and Acceptance Form. You can only make a payment via BPAY® if you are the holder of an account with an Australian financial institution that supports BPAY® transactions. Please note that should you choose to pay by BPAY®:

(a)	you do not need to submit the Entitlement and Acceptance Form but are taken to have made the declarations on that Entitlement and Acceptance Form; and

(b)	if you do not pay for your Entitlement in full, you are deemed to have taken up your Entitlement in respect of such whole number of New Shares which is covered in full by your application monies.

It is your responsibility to ensure that your BPAY® payment is received by the share registry by no later than 5.00pm (WST) on the Closing Date. You should be aware that your financial institution may implement earlier cut-off times with regards to electronic payment and you should therefore take this into consideration when making payment. Any application monies received for more than your final allocation of New Shares will be refunded. No interest will be paid on any application monies received or refunded.

5.5	Terms of Securities

•	The terms of the Class A Unlisted Options to be issued under this Prospectus are set out in Annexure A to this Prospectus.

•	The terms of the Class B Unlisted Options to be issued under this Prospectus are set out in Annexure B to this Prospectus.

•	A summary of the principal rights and liabilities attaching to Shares to be issued on exercise of the New Options is set out in Annexure C to this Prospectus.

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5.6	ASX listing

Application for Official Quotation of the New Shares offered under this Prospectus will be made in accordance with the timetable set out at the commencement of this Prospectus. If ASX does not grant Official Quotation of the New Shares offered pursuant to this Prospectus before the expiration of 3 months after the date of issue of the Prospectus (or such period as varied by the ASIC), the Company will not issue any Securities under this Prospectus and will repay all application monies for the New Shares within the time prescribed under the Corporations Act, without interest.

The fact that ASX may grant Official Quotation to the New Shares is not to be taken in any way as an indication of the merits of the Company or the Securities now offered for subscription.

The New Options to be issued under this Prospectus will be unlisted and will not be quoted on the ASX or any other securities exchange. Shares issued upon exercise of the New Options will be fully paid ordinary shares in the Company and will rank equally with the existing class of Shares (ASX Code: MKB) in all respects. The Company will apply for quotation of all Shares issued upon exercise of New Options in accordance with the terms of the New Options set out in Annexure A and Annexure B to this Prospectus.

5.7	Allotment of Securities

Securities issued pursuant to the Offer will be issued in accordance with the ASX Listing Rules and timetable set out at the commencement of this Prospectus.

Securities issued pursuant to the Shortfall Offer will be issued on a progressive basis. Where the number of New Shares issued is less than the number applied for, or where no issue is made, surplus application monies will be refunded without any interest to the Applicant as soon as practicable after the closing date of the Shortfall Offer.

Pending the issue of the Securities or payment of refunds pursuant to this Prospectus, all application monies will be held by the Company in trust for the Applicants in a separate bank account as required by the Corporations Act. The Company, however, will be entitled to retain all interest that accrues on the bank account and each Applicant waives the right to claim interest.

Holding statements for Securities issued under the Offer will be mailed in accordance with the ASX Listing Rules and timetable set out at the commencement of this Prospectus and for Shortfall Securities issued under the Shortfall Offer as soon as practicable after their issue.

5.8	Overseas Shareholders

This Offer does not, and is not intended to, constitute an offer in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus.

It is not practicable for the Company to comply with the securities laws of overseas jurisdictions having regard to the number of overseas Shareholders, the number and value of Securities these Shareholders would be offered and the cost of complying with regulatory requirements in each relevant jurisdiction. Accordingly, the Offer is not being extended and Securities will not be issued to Shareholders with a registered address which is outside Australia or New Zealand.

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New Zealand

The Securities are not being offered to the public within New Zealand other than to existing shareholders of the Company with registered addresses in New Zealand to whom the offer of these securities is being made in reliance on the transitional provisions of the Financial Markets Conduct Act 2013 (New Zealand) and the Securities Act (Overseas Companies) Exemption Notice 2013 (New Zealand).

This Prospectus has been prepared in compliance with Australian law and has not been registered, filed with or approved by any New Zealand regulatory authority. This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.

Nominees and custodians

Nominees and custodians may not submit an Entitlement and Acceptance Form on behalf of any Shareholder resident outside Australia and New Zealand without the prior consent of the Company, taking into account relevant securities law restrictions. Return of a duly completed Entitlement and Acceptance Form will be taken by the Company to constitute a representation that there has been no breach of those regulations.

5.9	Minimum subscription

The minimum subscription in respect of the Offer is $6.5 million, being the aggregate of:

(a)	the minimum Applications required to trigger the underwriting obligations ($3.75 million); and

(b)	the amount underwritten by the Underwriter (up to $2.75 million).

No Securities will be issued until the minimum subscription has been received. If the minimum subscription is not achieved within four (4) months after the date of issue of this Prospectus, the Company will either repay the Application monies to the Applicants or issue a supplementary prospectus or replacement prospectus and allow Applicants one month to withdraw their Application and be repaid their Application monies.

5.10	Shortfall Offer

Any Entitlement not taken up pursuant to the Offer will form the Shortfall Offer. Eligible Shareholders may, in addition to their Entitlement, apply for Shortfall Securities. The Company also reserves the right to place any Shortfall to third parties at its discretion.

Eligible Shareholders may apply for Shortfall Securities by completing the prescribed area on the Entitlement and Acceptance Form to be returned with the application monies by the Closing Date.

The Shortfall Offer is a separate offer made pursuant to this Prospectus and will remain open for up to three months following the Closing Date. The issue price for each New Share to be issued under the Shortfall Offer shall be $0.01 being the price at which New Shares have been offered under the Offer.

The Shortfall is to be issued at the absolute discretion of the Company and as such there is no guarantee that any Shortfall Securities will be issued to Eligible

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Shareholders or other third parties. The Company reserves the right to scale back any applications for Shortfall Securities in its absolute discretion.  Excess Application Monies for the Shortfall Offer will be refunded without interest.

It is a term of the Offer that, should the Company scale back applications for Shortfall Securities, the applicant will be bound to accept such lesser number allocated to them.

5.11	Underwriting of Offer

The Offer is partially and conditionally underwritten up to a maximum of $2.75 million by Reef Investments Pty Ltd (the Underwriter) on the terms and conditions set out in the Underwriting Agreement. The underwriting is subject to the condition that the Company receives Applications under the Offer (including Entitlements and Shortfall applications) for a minimum of $3.75 million in aggregate (excluding acceptances of Entitlements from the Underwriter, sub-underwriters and their related and controlled entities).

As at the date of this Prospectus, the Underwriter has secured firm sub-underwriting commitments of $1.25 million (which includes the Entitlements accepted by the sub-underwriters), which amount will decrease to $1 million in the event the Company receives Applications under the Offer for a minimum of $4 million in aggregate. Accordingly, the maximum commitment of the Underwriter is $1.5 million.

In consideration for its underwriting services, the Company will pay to the Underwriter a fee of equal to 6% of the amount underwritten (Underwriting Fee). The Underwriting Fee will be satisfied by the issue of Shares (and free attaching Class A Unlisted Options and Class B Unlisted Options) on terms equivalent to the offer of Shares under this Prospectus. The payment of sub-underwriting fees (on terms equivalent to the Underwriting Fee) will be met from the Underwriting Fee.

Refer to Section 8.4 for a summary of the material terms of the Underwriting Agreement.

The Underwriter is controlled by Mr Trevor Nairn, a major shareholder of the Company through his controlled entities. The effect of the underwriting on control of the Company is detailed in Section 5.12 of this Prospectus.

5.12	Effect of the underwriting on control of the Company

As at the date of this Prospectus, Mr Nairn has a relevant interest in 145,584,830 Shares, representing 17.80% of the Shares currently on issue. Of the Shares in which Mr Nairn holds an interest, 39,343,360 are held as ADSs in respect of which Mr Nairn (and all other holders of ADSs) are ineligible to accept the entitlement. Accordingly, the Entitlement of Mr Nairn under the Offer is 106,241,470 New Shares and 106,241,470 New Options.

The issue of Securities under this Prospectus to Mr Nairn may increase his relevant interest in the Company and dilute the shareholding of other Shareholders to the extent they elect not to participate in the Offer or are ineligible to participate in the Offer.

The information described in this Section 5.12 sets out the effect on control of the Company as a result of the Underwriter underwriting the Offer on the terms of the Underwriting Agreement with the Company.

The Company, in consultation with the Underwriter, intends to allocate the Shortfall under the Offer in accordance with the following order of priorities:

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(a)	firstly, pro-rata to Eligible Shareholders who apply for Shortfall Securities in excess of their Entitlement;

(b)	secondly, to third parties who apply for Shortfall Securities, as determined by the Company; and

(c)	thirdly, to the Underwriter up to its maximum underwriting commitment (which includes New Shares for which the Underwriter has accepted under its Entitlement) and sub-underwriters secured by the Underwriter. As at the date of this Prospectus, the Underwriter has secured firm sub-underwriting commitments of $1.25 million (which amount includes the Entitlements accepted by the sub-underwriters), which amount will decrease to $1 million in the event the Company receives Applications under the Offer for a minimum of $4 million in aggregate.

On the basis of the allocation described above, the following table sets out Mr Nairn’s present relevant interest in the Company and the potential increase to his relevant interest under several scenarios relating to the percentage acceptance of Entitlements under the Offer. The table assumes no applications for Shortfall Securities by Eligible Shareholders or third parties other than the Underwriter (and the sub-underwriters) fulfilling its underwriting commitment.

Event	Number of Shares held by Mr Nairn[1]	Number of Shares on issue[2]	Voting power of Mr Nairn
As at the Record Date	145,584,830	817,886,679	17.80%
Minimum subscription under the Offer (being the amount underwritten of $2.75m, of which the Underwriter’s commitment represents $1.5 million, and minimum Applications of $3.75m)	295,584,830	1,467,886,679	20.14%
75% acceptances by other Eligible Shareholders	295,584,830	1,552,365,514	19.04%

Notes:

1.	The Shares are held by a number of entities controlled by Mr Nairn.

2.	Shares to be issued in consideration for the underwriting obligations of the Underwriter have not been included in the table above as the additional Shares would not be immediately issued to the Underwriter in circumstances where the Underwriter would be in breach of Section 606 of the Corporations Act by the issue of such Shares. Refer to Section 8.4 for further details.

The number of Shares in which Mr Nairn holds an interest and his relevant interest in the table above shows the potential maximum effect of the underwriting of the Offer. The voting power of Mr Nairn will reduce by a corresponding amount relative to the extent of Entitlements and Shortfall Securities for which applications are made by Eligible Shareholders under the Offer.

Future Intentions of Mr Nairn

Mr Nairn may, by underwriting the Offer via Reef Investments Pty Ltd, increase his relevant interest in the Company up to a maximum of 20.14% (based on the assumptions set out above). Mr Nairn has informed the Company that, based on the facts and circumstances presently known to him, he does not currently intend to make any major changes to the direction or objectives of the Company, and that Mr Nairn:

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(a)	does not currently intend to make any significant changes to the existing business of the Company;

(b)	does not currently intend to inject further capital into the Company other than as a partial underwriter to the Offer;

(c)	intends to support the Company’s decisions regarding the future employment of its present employees;

(d)	does not currently intend to transfer any property between the Company and Mr Nairn or any of his associates;

(e)	does not currently intend to redeploy fixed assets of the Company; and

(f)	does not currently intend to change the Company’s existing financial or dividend policies.

The intentions of Mr Nairn are based on information concerning the Company, its business and the business environment which is known to Mr Nairn at the date of this Prospectus. These present intentions may change as new information becomes available, as circumstances change or in the light of all material information, facts and circumstances necessary to assess the operational, commercial, taxation and financial implications of those decisions at the relevant time.

Dilution

If Eligible Shareholders take up their Entitlement, each Eligible Shareholder’s percentage interest in the Company will remain the same and will not be diluted.

If Eligible Shareholders do not participate in the Offer and the entire Shortfall is taken up in accordance with the Underwriting Agreements or otherwise placed by the Company (if required), the holdings of Shareholders who do not participate in the Offer will be diluted. Examples of how the dilution may impact Shareholders is as follows:

Holder	Holding as at Record date	% at Record Date	Entitlements under the Offer	Holdings if Offer not taken Up	% post Offer
Shareholder 1	10,000,000	1.22%	10,000,000	10,000,000	0.61%
Shareholder 2	5,000,000	0.61%	5,000,000	5,000,000	0.31%
Shareholder 3	2,000,000	0.24%	2,000,000	2,000,000	0.12%
Shareholder 4	1,000,000	0.12%	1,000,000	1,000,000	0.06%

5.13	Application Form

If an Application Form is not completed correctly, the Company, in its absolute discretion, may reject it or treat it as valid. The Company’s decision as to whether to accept or reject an Application Form or how to construe, amend or complete it is final.

5.14	Commissions payable

The Company reserves the right to pay a commission of 4% (exclusive of goods and services tax) of amounts subscribed through any licensed securities dealers or Australian financial services licensee in respect of any valid Applications lodged and accepted by the Company and bearing the stamp of the licensed securities

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dealer or Australian financial services licensee. Payments will be subject to the receipt of a proper tax invoice from the licensed securities dealer or Australian financial services licensee. The Company may elect, at its discretion, to satisfy the payment in cash or in Shares and free attaching Options on the same terms and conditions as the issue of Securities under this Prospectus.

5.15	Taxation Implications of the Offer

The Directors are unable to provide Shareholders advice on the taxation implications (if any) of investing in the Offer because each Shareholder’s circumstances are different. Shareholders should seek advice from a professional taxation advisor before deciding to invest. To the maximum extent permitted by law, the Company and its Directors do not accept any responsibility or liability for any taxation consequences for Shareholders resulting from an investment in the Offer.

5.16	Enquiries

Any questions concerning the Offer should be directed to Emma Waldon, Company Secretary, on 0417 800 529.

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6.	Purpose and Effect of the offer

6.1	Purpose of the Offer

The purpose of the Offer is to raise up to $8,178,867 before expenses of the Offer.

The Company intends to apply the proceeds from the Offer as follows:

Item	Minimum Subscription ($)	Full Subscription ($)
Development and marketing costs of products	950,000	1,350,000
License fees	1,050,000	1,050,000
Repayment of loan (including accrued interest and loan fee)[1]	515,000	515,000
Working Capital	3,932,650	5,211,517
Expenses of the Offer[2]	52,350	52,350
Total	6,500,000	8,178,867

Notes:

1.	In early 2016, Reef Investments Pty Ltd (the Underwriter) advanced to the Company a short term, unsecured loan of $500,000 (the Loan). The Loan accrues interest at 6% per annum and carries a fee of 2% of the loan amount. The Company intends to repay the Loan, accrued interest and the loan fee from the proceeds of the Offer.

2.	Refer to Section 8.8 of this Prospectus for further details relating to the estimated expenses of the Offer.

In the event the Offer is not fully subscribed, the Company intends to reduce the application of proceeds in proportion to the allocation of the items described above.

The above table is a statement of current intentions as of the date of this Prospectus. As with any budget, intervening events and new circumstances have the potential to affect the manner in which the funds are ultimately applied. The Board reserves the right to alter the way funds are applied on this basis.

6.2	Effect of the Offer

The principal effect of the Offer, assuming all Entitlements are accepted and no Options are exercised prior to the Record Date, will be to:

(a)	increase the cash reserves by $8,126,517 (after deducting the estimated expenses of the Offer) immediately after completion of the Offer;

(b)	increase the number of Shares on issue from 817,886,679 as at the date of this Prospectus to 1,635,773,358 Shares; and

(c)	increase the number of Options on issue from 63,270,000 as at the date of this Prospectus to 881,156,679 Options.

6.3	Pro-forma balance sheet

The unaudited balance sheet as at 31 January 2016 and the unaudited pro-forma balance sheet shown below have been prepared on the basis of the accounting

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policies normally adopted by the Company and reflect the changes to its financial position.

The pro-forma balance sheet has been prepared assuming all Entitlements are accepted, no existing Options are exercised prior to the Record Date and including expenses of the Offer.

The pro-forma balance sheet has been prepared to provide investors with information on the assets and liabilities of the Company and pro-forma assets and liabilities of the Company as noted below. The historical and pro-forma financial information is presented in an abbreviated form, insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial statements.

	Non-Audited BS	ADJ*	Pro-forma BS
Currency in AUD	31-Jan-16		31-Jan-16
	$	$	$
Current assets
Cash and cash equivalents	781,369	8,126,517	8,907,886
Trade and other receivables	182,764	-	182,764
Other current assets	445,223	-	445,223
Total current assets	1,409,356	8,126,517	9,535,873

Non-current assets
Property, plant and equipment	185,630	-	185,630
Intangibles	47,868	-	47,868
Available-for-sale financial assets	1,297,811	-	1,297,811
Total non-current assets	1,531,309	-	1,531,309
Total assets	2,940,665	8,126,517	11,067,182

Current liabilities
Trade payables	2,080,587	-	2,080,587
Other payables	585,944	-	585,944
Short-term loan	500,000	-	500,000
Provision	352,113	-	352,113
Employee benefits	249,483	-	249,483
Total current liabilities	3,768,127	-	3,768,127

Non-current liabilities
Employee benefits	56,518	-	56,518
Total non-current liabilities	56,518	-	56,518
Total liabilities	3,824,645	-	3,824,645

Net assets	(883,980)	8,126,517	7,242,537

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Equity
Issued capital	61,269,188	8,126,517	69,395,705
Reserves	13,380,332	268,224	13,648,556
Accumulated losses	(75,155,344)	(268,224)	(75,423,568)
Non-controlling interest	(378,156)	-	(378,156)
Total equity	(883,980)	8,126,517	7,242,537

Adjustments:

1.	817,886,679 Shares issued at $0.01 each to raise $8,178,867;

2.	408,943,340 Class A Unlisted Options issued exercisable at $0.02 within 12 months;

3.	408,943,340 Class B Unlisted Options issued exercisable at $0.04 within 36 months; and

4.	The expenses of the Offer, including Securities to be issued in consideration of the underwriting obligations as described in Section 8.4.

6.4	Effect on capital structure

The effect of the Offer on the capital structure of the Company, assuming all Entitlements are accepted and no existing Options are exercised prior to the Record Date, is as follows:

	Shares	Options
Securities on issue as at the date of this Prospectus[1]	817,886,679	63,270,0002[3]
Securities offered pursuant to the Offer	817,886,679	817,886,679
Total Securities on issue after completion of the Offer[2]	1,635,773,358	881,156,679

Notes:

1.	In addition, the Company has 20,000,000 performance shares on issue.

2.	The Company will issue Shares (and free attaching Options) to the Underwriter (and indirectly the sub-underwriters) in consideration for its underwriting obligations. These Securities have not been included in the table above as the Securities would not be immediately issued to the Underwriter in circumstances where the Underwriter would be in breach of Section 606 of the Corporations Act by the issue of such Shares. Refer to Section 8.4 for further details.

3.	The exercise price and expiry date of the Options currently on issue in the Company are as follows:

Terms	Number on Issue
Unquoted exercisable at US$0.05 on or before 30/06/2016	1,000,000
Unquoted exercisable at US$0.075 on or before 30/06/2016	1,000,000
Unquoted exercisable at US$0.17 on or before 30/06/2016	250,000
Unquoted exercisable at $0.04 on or before 30/07/2016	10,000,000
Unquoted exercisable at $0.06 on or before 31/07/2016	500,000
Unquoted exercisable at $0.17 on or before 31/07/2016	4,250,000
Unquoted exercisable at $0.19 on or before 26/11/2016	3,000,000

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Unquoted exercisable at $0.20 on or before 20/12/2016	1,000,000
Unquoted exercisable at $0.075 on or before 31/12/2016	750,000
Unquoted exercisable at $0.17 on or before 31/12/2016	700,000
Unquoted exercisable at $0.196 on or before 31/01/2017	1,000,000
Unquoted exercisable at $0.19 on or before 26/11/2017 vesting if the VWAP of the Company’s Shares over a 30 Trading Day period exceeds $0.30	7,500,000
Unquoted exercisable at $0.15 on or before 27/11/2018	2,000,000

The exercise price and expiry date of the Options over ADSs (where 1 ADS = 40 Shares) currently on issue in the Company are as follows:

Terms	Number on Issue[1]
53,000 unquoted exercisable at US$7.50 on or before 30/06/2016	2,120,000
2,500 unquoted exercisable at US$6.66 on or before 30/06/2016	100,000
25,000 unquoted exercisable at US$4.00 on or before 30/06/2016	1,000,000
7,500 unquoted exercisable at US$4.58 on or before 3/12/2016	300,000
25,000 unquoted exercisable at US$6.29 on or before 31/12/2016	1,000,000
20,000 unquoted exercisable at US$4.00 on or before 31/07/2017	800,000
25,000 unquoted exercisable at US$3.00 on or before 22/09/2017	1,000,000
200,000 unquoted exercisable at US$3.55 on or before 27/11/2018	8,000,000
150,000 unquoted exercisable at US$5.35 on or before 27/11/2019 vesting on 27/11/2016 and if the VWAP of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00	6,000,000
150,000 unquoted exercisable at US$5.35 on or before 27/11/2020 vesting on 27/11/2017 and if the VWAP of the Company’s ADSs over a 30 Trading Day period exceeds US$8.00	6,000,000
100,000 unquoted exercisable at US$1.14 on or before 31/12/2018	4,000,000

Notes:

1.	The number on issue represents the equivalent number of Shares on the basis that 1 ADS is equal to 40 Shares.

The capital structure on a fully diluted basis as at the date of this Prospectus would be 901,156,679 Shares (excluding the ADSs) and on completion of the Offer (assuming all Entitlements are accepted and no Options are exercised prior to the Record Date) would be 2,536,930,037 Shares (excluding the ADSs).

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6.5	Details of substantial holders

Those persons which (together with their associates) have a relevant interest in 5% or more of the Shares on issue are as follows:

Shareholder	Shares	% Relevant interest in the Company
Trevor Nairn (indirectly through his controlled entities)	145,584,830	17.80
Peter Yates (directly and indirectly through his controlled entities)	50,163,402	6.13

In the event all Entitlements are accepted, there would be no change to the substantial holders on completion of the Offer. Information in respect of the control effect of the partial underwriting of the Offer by the Underwriter (an entity controlled by Mr Nairn) is set out in Section 5.12.

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7.	RISK FACTORS

7.1	Introduction

The Securities offered under this Prospectus are considered speculative. An investment in the Company is not risk free and the Directors recommend that potential investors consider the risk factors described below together with information contained elsewhere in this Prospectus and consult their professional advisers before deciding whether to apply for Securities pursuant to this Prospectus.

There are specific risks which relate directly to the Company’s business. In addition, there are other general risks, many of which are largely beyond the control of the Company and the Directors. The risks identified in this section, or other risk factors, may have a material impact on the financial performance of the Company and the value of the Securities offered under this Prospectus.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed.

7.2	Company specific

(a)	Limited Operating History / Historic Losses

The Company’s current level of operations did not develop until early 2013. As a result, our operating history is limited and, accordingly, the revenue and income potential of our business and markets are unproven. Our historical operating results do not provide a meaningful basis for evaluating our business, financial performance and prospects.

Substantially all of our revenue to date has been derived from the provision of mobile content product and services from businesses we no longer operate and which historically incurred net losses. We incurred losses from continuing operations of A$20.5 million and A$13.6 million, for the fiscal years ended 30 June 2015 and 30 June 2014, respectively.

From our inception in 2004 through to 30 June 2015, we have aggregate accumulated losses of A$58.9 million. We expect our losses to continue as a result of ongoing project development, increased selling, marketing and corporate support costs. These losses have decreased our working capital, total assets and shareholders’ equity. Because of the risks and uncertainties associated with our recent strategic focus on customised mobile social advertising development and the related commercialisation efforts, we are unable to predict whether or not we will become profitable, and if so, when.

(b)	Attractiveness of Products to Users

Our products could fail to attract a sufficient number of users to our mobile platforms.

In order to create a meaningful level of activity we need to attract and retain large user groups interested in our mobile social applications. Our ability to convince these users to adopt our mobile platforms will depend in part on our ability to create successful products and services. We may also introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development

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or operating experience, which could affect users continued use of the products we develop.

For example, in 2013, we began to develop REC*IT, a mobile application that includes a variety of social features and tools including the ability to register for team activities, check schedules, player standings, scores and individual performances and post photos and other content related to collegiate intramural sports. There can be no assurance that this product will attract users of the size and demographic that may be attractive to potential advertising customers. Even if we are able to attract users to our platform, there can be no assurance that they will continue to use our platform, which would materially and adversely affect our financial condition, results of operations and prospects.

(c)	Attractiveness of Products to Advertisers

Even if our mobile social platforms are widely adopted by users, advertisers may determine not to use us to reach their target audience, which would adversely affect our financial condition, results of operations and prospects.

Our ability to achieve profitability is dependent upon the aggregation of significant numbers of users of our mobile social platforms and the attractiveness of the market they represent to advertisers. Our business model involves development of mobile social platforms for user groups that we provide to the groups at no cost in exchange for the right to include advertisements in the content hosted on our platform.

If our new or enhanced products or services fail to engage sufficient numbers of users to generate interest with potential advertising customers, we may not generate the revenue or operating profit to justify our investments, and our business, operating results and prospects could be materially adversely affected. In the future, we may invest in new products, services and initiatives to generate revenue or profit, but there is no guarantee these approaches will be successful.

(d)	Product Development

Our failure to maintain the resources and expertise necessary to keep up with the latest technologies in the industries in which we operate could have a material adverse effect on our business and results of operations.

The social media industry is characterised by continuing rapid technological advancement, changes in customer requirements, and evolving product standards. Accordingly, we devote a substantial amount of resources to product development. To compete successfully, we must develop and market new products that provide increasingly higher levels of performance and reliability. Product development is highly uncertain and we cannot guarantee that we will successfully develop new products. Our inability to develop and market these products or to achieve customer acceptance of these products could limit our ability to compete in the market or to grow revenues at satisfactory rates of growth.

If the design, manufacturing or marketing of a product offering is not successful and we must allocate more resources to ensure the product’s success, it could lower the profitability of the product or affect customer perception as to the quality of the products we offer.

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(e)	Internet Access

Our business depends on continued and unimpeded access to our products and services on the Internet by our partners’ users and advertisers. If we or partners or the users experience disruptions in Internet service or if Internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the possible loss of users and advertisers.

(f)	Advertising

We expect to generate almost all of our revenue from third parties advertising on our platforms. The inability to attract advertisers, or a general reduction in spending by advertisers, would harm our business and prospects.

As is typical in our industry, we do not expect that we will have long-term commitments from advertisers, and our advertisers will spend only a relatively small portion of their advertising budget with us. If our platforms do not deliver ads in an effective manner, advertisers will not do business with us or will not be willing to pay the rates we anticipate, which would harm our business and prospects. Our ability to generate advertising revenue also could be adversely affected by numerous other factors, including:

(i)	our inability to attract communities who desire to partner with us;

(ii)	lower than expected engagement by members of the communities with whom we partner;

(iii)	our ability to effectively manage advertising inventory for platforms we develop;

(iv)	the emergence of new competitors in our industry or our inability to effectively compete with existing competitors;

(v)	adverse legal developments relating to mobile advertising, including legislative and regulatory developments and developments in litigation;

(vi)	adverse media reports or other negative publicity involving us, our partners, or other companies in our industry;

(vii)	changes in the way online advertising is priced;

(viii)	the impact of new technologies that could block or obscure the display of ads we place; and

(ix)	the impact of macroeconomic conditions and conditions in the advertising industry generally.

(g)	Technology / Systems

User growth and engagement depends upon effective interoperation with operating systems, networks, devices, web browsers and standards that we do not control.

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We plan to make our products available across a variety of operating systems and through websites. We will be dependent on the interoperability of our products with popular devices, mobile operating systems and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of our products and services or give preferential treatment to competitive products could adversely affect usage of our products.

Further, if the number of platforms for which we develop our product expands, it is likely to result in an increase in our operating expenses. In order to deliver high quality products, it is important that our products work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because our users access our products and services through mobile devices, we are particularly dependent on the interoperability of our products and services with mobile devices and operating systems.

We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our products and services on their mobile devices, our user growth and engagement could be harmed, and our business and operating results could be materially adversely affected.

(h)	Laws and Regulations

Our business is subject to complex and evolving laws, regulations and self-regulatory principles and frameworks internationally. These laws, regulations and self-regulatory principles and frameworks are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or ad engagement, or otherwise harm our business.

We are subject to a variety of laws, regulations and self-regulatory principles and frameworks in Australia, the United States and other jurisdictions in which we currently or will operate that involve matters central to our business, including privacy, data security, advertising, rights of publicity, data protection, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products, services or features may subject us to additional laws and regulations as well as self-regulatory frameworks, principles and industry guidelines. In addition, foreign data protection, privacy, consumer protection, content regulation and other laws and regulations of various applicable jurisdictions are often more restrictive than those in Australia and the United States.

A number of proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly and adversely affect our business. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly

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increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

(i)	Intellectual Property

We may become subject to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a materially adverse impact on our business, financial condition or operating results.

Companies operating in the Internet, technology and media industries typically own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of those patents and other intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement.

We do not currently have any registered patents or trademarks and rely on a combination of license agreements, copyright, trade secrecy laws and confidentiality agreements to protect our intellectual property. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities.

In addition, although our standard terms and conditions for our products do not provide advertisers and platform partners with indemnification for intellectual property claims against them, some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and materially adversely impact our business.

While we are not currently the subject of any threatened or actual patent and other intellectual property claims, as we face increasing competition and increase our profile, the number of such claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favour, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management

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and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favourable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations.

(j)	Open Source Software

We use open source software in our products and will use open source software in the future. In addition, we regularly release internal software projects under open source licenses and we anticipate continuing to do so. In the future we may also contribute software source code to open source projects under open source licenses. The terms of many open source licenses to which we are subject have not, as far as we are aware, been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

(k)	Reliance on Computer Software and Hardware

We rely on computer software and hardware systems to manage our operations, the failure of which could adversely affect our business, financial condition and results of operations.

We are dependent upon sophisticated computer software and hardware systems to support our network and manage and monitor programs on the network and currently rely in large part on commercial providers for both system capacity and network maintenance. In addition, we rely on this computer hardware for the storage, delivery and transmission of the data on our network. Any loss of such services or system

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failure which interrupts the input, retrieval and transmission of data or increases the service time could disrupt our normal operation.

Any failure in this computer software or the related hardware systems could decrease our revenues and harm our relationships with suppliers and customers, which in turn could have a material adverse effect on our business, financial condition and results of operations.

(l)	Data Protection

User trust regarding privacy is important to the growth of users and the increase in user engagement on our partners’ platforms, and privacy concerns relating to our products and services could damage our reputation and deter current and potential users and advertisers from using our products.

Any systems failure or compromise of our security that results in the unauthorised access to or release of our users’ or advertisers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer, increase the size of our user base and operate in more countries.

(m)	Going Concern

Our auditors have issued a “going concern” emphasis of matter qualification regarding their opinion on our 31 December 2015 half-year financial statements, indicating the existence of a material uncertainty that may cast significant doubt that we can continue as an ongoing business. In order to continue as a going concern, the Company needs to raise additional funds.

The Company is and will, until such time as its profitability is achieved, remain reliant upon current cash reserves, funding from the Offer and is likely to require additional funding. Such funding may not be available on terms favourable to us, or at all. Our financial statements do not include any adjustments as a result of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

(n)	Future Funding

We are likely to need additional cash resources. If we need these resources to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

(i)	investors’ perception of, and demand for, securities of our company and other companies which operate in our industries;

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(ii)	conditions of the Australian and U.S. capital and debt markets and other capital and debt markets in which we may seek to raise funds; and

(iii)	our future results of operations, financial condition, cash flow and actual or forecasted profitability.

(o)	Dilution

Future issuances of Shares, including Shares issued on exercise of Options, will cause a dilution in your shareholding.

If we successfully raise additional capital, your shareholding may be diluted or we may have significant restrictions placed on our operations. Any capital raised through issuance of new equity or equity-linked securities may cause a dilution in the percentage ownership of our then existing shareholders and holders of our ADSs. Our organisational documents do not place any limit on the number of equity securities we may issue. Alternatively, capital raised by way of additional debt financing may result in restrictions placed on us through such debt financing arrangements which may:

(i)	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

(ii)	increase our vulnerability to general adverse economic and industry conditions;

(iii)	limit our ability to pursue our business strategies;

(iv)	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

(v)	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

7.3	General risks

(a)	Market conditions

Broader market conditions may affect the value of the Company’s securities regardless of the Company’s operating performance. Market conditions are affected by many factors such as:

•	general economic outlook;

•	introduction of tax reform or other new legislation;

•	interest rates and inflation rates;

•	changes in investor sentiment toward particular market sectors;

•	the demand for, and supply of, capital; and

•	terrorism or other hostilities.

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(b)	Reliance on key personnel

The responsibility of overseeing the day-to-day operations and the strategic management of the Company depends substantially on its senior management and its key personnel. There can be no assurance given that there will be no detrimental impact on the Company if one or more of these employees cease their employment.

7.4	Speculative investment

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the Securities offered under this Prospectus.

Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for Securities pursuant to this Prospectus.

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8.	additional INFORMATION

8.1	Litigation

As at the date of this Prospectus, the Company is not involved in any material legal proceedings.

8.2	Continuous disclosure obligations

The Company is a “disclosing entity” (as defined in section 111AC of the Corporations Act) for the purposes of section 713 of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, the Company is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of the Company’s securities.

This Prospectus is a “transaction specific prospectus”. In general terms a “transaction specific prospectus” is only required to contain information in relation to the effect of the issue of securities on a company and the rights attaching to the securities. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the issuing company.

This Prospectus is intended to be read in conjunction with the publicly available information in relation to the Company which has been notified to ASX and does not include all of the information that would be included in a prospectus for an initial public offering of securities in an entity that is not already listed on a stock exchange. Investors should therefore have regard to the other publicly available information in relation to the Company before making a decision whether or not to invest.

Having taken such precautions and having made such enquires as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the three months before the issue of this Prospectus which required the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

The Company, as a disclosing entity under the Corporations Act states that:

(a)	it is subject to regular reporting and disclosure obligations;

(b)	copies of documents lodged with the ASIC in relation to the Company (not being documents referred to in section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at, the offices of the ASIC; and

(c)	it will provide a copy of each of the following documents, free of charge, to any person on request between the date of issue of this Prospectus and the Closing Date:

(i)	the annual financial report most recently lodged by the Company with the ASIC;

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(ii)	any half-year financial report lodged by the Company with the ASIC after the lodgement of the annual financial report referred to in (i) and before the lodgement of this Prospectus with the ASIC; and

(iii)	any continuous disclosure documents given by the Company to ASX in accordance with the ASX Listing Rules as referred to in section 674(1) of the Corporations Act after the lodgement of the annual financial report referred to in (i) and before the lodgement of this Prospectus with the ASIC.

Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours.

Details of documents lodged by the Company with ASX since the date of lodgement of the Company’s latest annual financial report and before the lodgement of this Prospectus with the ASIC are set out in the table below.

Date	Description of Announcement
29/02/2016	Appendix 4D Half Yearly Report and Accounts
29/02/2016	Trading Halt
18/02/2016	Interim CEO Appointment and Director Resignation
29/01/2016	Company Presentation
29/01/2016	Chairman’s Quarterly Review & Appendix 4C
27/01/2016	Receipt of NASDAQ Notice
15/01/2016	Appendix 3B
17/12/2015	REC*IT Passes Half a Million Milestone
14/12/2015	Clarification on NASDAQ Notice
11/12/2015	Receipt of NASDAQ Notice
02/12/2015	Change of Director's Interest Notice x6
27/11/2015	Cleansing Statement
27/11/2015	Appendix 3B
25/11/2015	Blue Nation Review Transaction
24/11/2015	New High School App Launched, Bigteams Powered by REC*IT
23/11/2015	New REC*IT FITNESS App Launched
23/11/2015	Final Director's Interest Notice
17/11/2015	Results of Annual General Meeting
17/11/2015	Director Not Standing to Re-Election
17/11/2015	AGM Presentation
12/11/2015	Cleansing Statement
12/11/2015	Appendix 3B
11/11/2015	Change in substantial holding
05/11/2015	Cleansing Statement
05/11/2015	Appendix 3B

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02/11/2015	Form 20-F Annual Report

ASX maintains files containing publicly available information for all listed companies. The Company’s file is available for inspection at ASX during normal office hours.

The announcements are also available through the Company’s website www.mokosocialmedia.com.

8.3	Market price of shares

The Company is a disclosing entity for the purposes of the Corporations Act and its Shares are enhanced disclosure securities quoted on ASX.

The highest, lowest and last market sale prices of Shares on ASX during the three months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest	$0.040	1 & 3 December 2015
Lowest	$0.010	29 January 2016
Last	$0.012	29 February 2016

8.4	Underwriting Agreement

The Underwriter

By an agreement between Reef Investments Pty Ltd (the Underwriter) and the Company (the Underwriting Agreement), the Underwriter has agreed to conditionally underwrite the Offer up to a maximum of $2.75 million, being 275,000,000 New Shares and 275,000,000 New Options, which includes acceptances of Entitlements by the Underwriter, sub-underwriters and their related entities.

As at the date of this Prospectus, the Underwriter has secured firm sub-underwriting commitments of $1.25 million (which includes the Entitlements accepted by the sub-underwriters), which amount will decrease to $1 million in the event the Company receives Applications under the Offer for a minimum of $4 million in aggregate. Accordingly, the maximum commitment of the Underwriter is $1.5 million.

Conditions to Underwriting

The Underwriting Agreement is conditional upon the Company receiving Applications under the Offer for a minimum of $3.75 million in aggregate (excluding acceptances of Entitlements from the Underwriter, sub-underwriters and their related entities under the Offer).

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Underwriting Fee

In consideration for its underwriting services, the Company will pay to the Underwriter a fee of equal to 6% of the amount underwritten (Underwriting Fee). The Underwriting Fee will be satisfied by the issue of Shares (and free attaching Class A Unlisted Options and Class B Unlisted Options) on terms equivalent to the offer of Shares under this Prospectus. The payment of sub-underwriting fees (on terms equivalent to the Underwriting Fee) will be met from the Underwriting Fee.

The Underwriting Fee will be issued to the Underwriter contemporaneously with the Underwriter complying with its underwriting obligations, provided that, if the Underwriter would be in breach of Section 606 of the Corporations Act by the issue of the Underwriting Fee to the Underwriter, the Company will be required to issue the Underwriting Fee to the Underwriter at a time when the Underwriter would not be in breach of Section 606 of the Corporation Act by the issue of the Underwriting Fee, or subject to the approval of shareholders of the Company for the purposes of item 7 of Section 611 of the Corporations Act, provided that the Company will issue the Underwriting Fee by the date that is not later than 12 months after the Closing Date.

In respect of the sub-underwriters, the Company will issue any applicable underwriting fee directly to the sub-underwriters contemporaneously with the Underwriter complying with its underwriting obligations.

Termination Events

The obligation of the Underwriter to underwrite the Offer is subject to certain events of termination. The Underwriter may terminate its obligations under the Underwriting Agreement if:

(a)	Offer Prospectus: any of the following occurs in relation to the Prospectus:

(i)	it is not lodged with ASIC by the Lodgement Date; or

(ii)	ASIC makes a final order under section 739 of the Corporations Act;

(b)	Index changes: the All Ordinaries Index or the S&P/ASX Small Ordinaries Index as published by ASX is at any time after the date of the Underwriting Agreement 15% or more below its respective level on any three (3) consecutive trading days prior to the date of the Underwriting Agreement;

(c)	return of capital or financial assistance: the Company or a related corporation takes any steps to undertake a proposal contemplated under section 257A of the Corporations Act or passes or takes any steps to pass a resolution under section 260B of the Corporations Act, without the prior written consent of the Underwriter;

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(d)	alteration of capital structure or constitution: except as described in the Prospectus, the Company alters its capital structure or its constitution without the prior written consent of the Underwriter;

(e)	default: the Company is in material default of any of the terms and conditions of the Underwriting Agreement or breaches any warranty or covenant given or made by it under the Underwriting Agreement (in any material respect);

(f)	Event of Insolvency: an event of insolvency occurs in respect of the Company or a related corporation;

(g)	Prescribed Occurrence: a Prescribed Occurrence occurs, other than as disclosed in this Prospectus;

(h)	Suspension of debt payments: the Company suspends payment of its debts generally; or

(i)	Change in shareholdings: a takeover offer or scheme of arrangement pursuant to Chapter 5 or 6 of the Corporations Act is publicly announced in relation to the Company and is recommended for approval by a majority of independent directors of the Company.

8.5	Interests of Directors

Other than as set out in this Prospectus, no Director or proposed Director holds, or has held within the 2 years preceding lodgement of this Prospectus with the ASIC, any interest in:

(a)	the formation or promotion of the Company;

(b)	any property acquired or proposed to be acquired by the Company in connection with:

(i)	its formation or promotion; or

(ii)	the Offer; or

(c)	the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to a Director or proposed Director:

(d)	as an inducement to become, or to qualify as, a Director; or

(e)	for services provided in connection with:

(i)	the formation or promotion of the Company; or

(i)	the Offer.

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Security holdings

The relevant interest of each of the Directors in the securities of the Company as at the date of this Prospectus is as follows:

Director	Shares	Options	Performance Shares
Greg McCann	15,944,444	5,000,000	20,000,000
Leo Hindery, Jnr	2,638,500	3,000,000	Nil
Diana Rhoten	Nil	2,000,000	Nil
Mark Hauser	4,910,000	6,000,000	Nil
Emma Waldon	800,000	2,000,000	Nil

Remuneration

The remuneration of an executive Director is decided by the Board, without the affected executive Director participating in that decision-making process. The total maximum remuneration of non-executive Directors is initially set by the Constitution and subsequent variation is by ordinary resolution of Shareholders in general meeting in accordance with the Constitution, the Corporations Act and the ASX Listing Rules, as applicable. The determination of non-executive Directors’ remuneration within that maximum will be made by the Board having regard to the inputs and value to the Company of the respective contributions by each non-executive Director. The current amount has been set at an amount not to exceed $650,000 per annum.

A Director may be paid fees or other amounts (ie non-cash performance incentives such as Options, subject to any necessary Shareholder approval) as the other Directors determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. In addition, Directors are also entitled to be paid reasonable travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors.

The following table shows the total (and proposed) annual remuneration paid to both executive and non-executive directors.

Director	FY ended 30 June 2014	FY ended 30 June 2015	FY ending 30 June 2016
Diana Rhoten[1]	N/A	N/A	US$40,000
Leo Hindery, Jnr[2]	N/A	$12,879	US$40,000
Mark Hauser	$18,094	$62,101	US$60,000
Greg McCann	$100,000	$120,417	$135,000
Emma Waldon[3]	N/A	$30,000	$85,000

Notes:

1.	Appointed 1 October 2015
2.	Appointed on 1 April 2015
3.	Appointed as director on 1 October 2015 and company secretary on 1 January 2015. Ms Waldon receives Directors fees of $25,000 per annum and $60,000 per annum for the provision of company secretarial services.

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8.6	Interests of experts and advisers

Other than as set out below or elsewhere in this Prospectus, no:

(a)	person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(b)	promoter of the Company; or

(c)	underwriter (but not a sub-underwriter) to the issue or a financial services licensee named in this Prospectus as a financial services licensee involved in the issue,

holds, or has held within the 2 years preceding lodgement of this Prospectus with the ASIC, any interest in:

(d)	the formation or promotion of the Company;

(e)	any property acquired or proposed to be acquired by the Company in connection with:

(i)	its formation or promotion; or

(ii)	the Offer; or

(f)	the Offer,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of these persons for services provided in connection with:

(g)	the formation or promotion of the Company; or

(h)	the Offer.

The Underwriter will be paid an underwriting fee of 6% of the amount underwritten as described in this Prospectus. The Company has not paid any fees to the Underwriter during the 24 months preceding lodgement of this Prospectus with the ASIC. In early 2016, Reef Investments Pty Ltd (the Underwriter) advanced to the Company a short term, unsecured loan of $500,000 (the Loan). The Loan accrues interest at 6% per annum and carries a fee of 2% of the loan amount. The Company intends to repay the Loan, accrued interest and the loan fee from the proceeds of the Offer.

Steinepreis Paganin has acted as the solicitors to the Company in relation to the Offer. The Company estimates it will pay Steinepreis Paganin $25,000 (excluding GST and disbursements) for these services. Steinepreis Paganin has not provided any legal services to the Company during the 24 months preceding lodgement of this Prospectus with the ASIC.

8.7	Consents

Each of the parties referred to in this Section:

(a)	does not make, or purport to make, any statement in this Prospectus other than those referred to in this Section;

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(b)	to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this Section;

(c)	Reef Investments Pty Ltd has given its written consent to being named as underwriter to the Offer in this Prospectus, in the form and context in which it is named; and

(d)	Steinepreis Paganin has given its written consent to being named as the solicitors to the Company in this Prospectus. Steinepreis Paganin has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

8.8	Expenses of the offer

In the event that all Entitlements are accepted, the total expenses of the Offer are estimated to be approximately $52,350 (excluding GST) and are expected to be applied towards the items set out in the table below:

$
ASIC fees	2,320
Legal fees	25,000
Printing and distribution	10,000
Miscellaneous	15,030
Total	52,350

8.9	Electronic prospectus

Pursuant to Class Order 00/44, the ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the Application Forms. If you have not, please phone the Company Secretary on +61 0417 800 529 and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus, or both. Alternatively, you may obtain a copy of this Prospectus from the Company’s website at www.mokosocialmedia.com.

The Company reserves the right not to accept an Application Form from a person if it has reason to believe that when that person was given access to the electronic Application Form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

8.10	Financial forecasts

The Directors have considered the matters set out in ASIC Regulatory Guide 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the operations of the Company are inherently uncertain. Accordingly, any forecast or projection information would contain such a broad

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range of potential outcomes and possibilities that it is not possible to prepare a reliable best estimate forecast or projection.

8.11	Clearing House Electronic Sub-Register System (CHESS) and Issuer Sponsorship

The Company will not be issuing share or option certificates. The Company is a participant in CHESS, for those investors who have, or wish to have, a sponsoring stockbroker. Investors who do not wish to participate through CHESS will be issuer sponsored by the Company. Because the sub-registers are electronic, ownership of securities can be transferred without having to rely upon paper documentation.

Electronic registers mean that the Company will not be issuing certificates to investors. Instead, investors will be provided with a statement (similar to a bank account statement) that sets out the number of Securities issued to them under this Prospectus. The notice will also advise holders of their Holder Identification Number or Security Holder Reference Number and explain, for future reference, the sale and purchase procedures under CHESS and issuer sponsorship.

Further monthly statements will be provided to holders if there have been any changes in their security holding in the Company during the preceding month.

8.12	Privacy Act

If you complete an application for New Shares, you will be providing personal information to the Company (directly or by the Company’s share registry). The Company collects, holds and will use that information to assess your application, service your needs as a holder of securities in the Company, facilitate distribution payments and corporate communications to you as a Shareholder and Optionholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company’s share registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or its share registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporations Act and certain rules such as the ASX Settlement Operating Rules. You should note that if you do not provide the information required on the application for New Shares, the Company may not be able to accept or process your application.

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9.	Directors’ AUTHORISATION

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

Mr Greg McCann
Non-Executive Chairman
For and on behalf of
MOKO Social Media Limited

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10.	glossary

$ means the lawful currency of the Commonwealth of Australia.

ADS means an American Depositary Share on issue in the Company.

Applicant means an Eligible Shareholder who applies for New Shares pursuant to the Offer or a Shareholder or other party who applies for New Shares pursuant to the Shortfall Offer.

Applicant means an application for New Shares pursuant to the Offer, being acceptance of an Enrollment or an application for Shortfall Securities.

Application Form means an Entitlement and Acceptance Form or Shortfall Application Form as the context requires.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or the financial market operated by it as the context requires.

ASX Listing Rules or Listing Rules means the listing rules of the ASX.

ASX Settlement Operating Rules means the settlement rules of the securities clearing house which operates CHESS.

Board means the board of Directors unless the context indicates otherwise.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

Class A Unlisted Option means the free attaching Options to be issued under this Prospectus on the terms set out in Annexure A to this Prospectus.

Class B Unlisted Option means the free attaching Options to be issued under this Prospectus on the terms set out in Annexure B to this Prospectus.

Closing Date means 23 March 2016 (unless extended).

Company means MOKO Social Media Limited (ACN 111 082 485).

Constitution means the constitution of the Company as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company as at the date of this Prospectus.

Eligible Shareholder means a person registered as the holder of Shares with the Company’s share registry on the Record Date.

Entitlement means the entitlement of an Eligible Shareholder to participate in the Offer.

Entitlement and Acceptance Form means the entitlement and acceptance form either attached to or accompanying this Prospectus.

New Options means the Class A Unlisted Options and the Class B Unlisted Options to be issued pursuant to this Prospectus.

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Offer means the non-renounceable entitlement issue of New Shares and free attaching New Options the subject of this Prospectus.

Official Quotation means official quotation on ASX.

Option means an option to acquire a Share and includes the ADSs.

Optionholder means a holder of an Option.

Prescribed Occurrence means:

(a)	the Company or a related corporation converting all or any of its shares into a larger or smaller number of shares;

(b)	the Company or a related corporation resolving to reduce its share capital in any way;

(c)	the Company or a related corporation:

(i)	entering into a buy-back agreement or;

(ii)	resolving to approve the terms of a buy-back agreement under section 257C or 257D of the Corporations Act;

(d)	the Company or a related corporation disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(e)	the Company or a related corporation resolving that it be wound up;

(f)	the appointment of a liquidator or provisional liquidator to the Company or a related corporation;

(g)	the making of an order by a court for the winding up of the Company or a related corporation;

(h)	an administrator of the Company or a related corporation, being appointed under section 436A, 436B or 436C of the Corporations Act;

(i)	the Company or a related corporation executing a deed of company arrangement; or

(j)	the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of the Company or a related corporation.

Prospectus means this prospectus.

Record Date means 5.00pm (WST) on 8 March 2016.

Security means a Share and/or Option, as the context requires, and Securities has a corresponding meaning.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Shortfall or Shortfall Securities means the Securities not applied for under the Offer (if any).

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Shortfall Application Form means the shortfall application form either attached to or accompanying this Prospectus.

Shortfall Offer means the offer of the Shortfall on the terms and conditions set out in Section 5.10 of this Prospectus.

Underwriter means Reef Investments Pty Ltd.

Underwriting Agreement means the underwriting agreement between the Company and the Underwriter pursuant to which the Underwriter agrees to underwrite the Offer, as summarised in Section 8.4.

WST means Western Standard Time as observed in Perth, Western Australia.

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ANNEXURE A – CLASS A UNLISTED OPTION TERMS

The terms upon which the free attaching Options will be issued to applicants for New Shares under this Prospectus are as follows:

(a)	Entitlement

Each Option entitles the holder to subscribe for one Share upon exercise of the Option.

(b)	Exercise Price

Subject to paragraph Schedule 1(j), the amount payable upon exercise of each Option will be $0.02 (Exercise Price)

(c)	Expiry Date

Each Option will expire at 5.00 pm (WST) on the date that is 12 months from the date of issue (Expiry Date). An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(d)	Exercise Period

The Options are exercisable at any time on or prior to the Expiry Date (Exercise Period).

(e)	Notice of Exercise

The Options may be exercised during the Exercise Period by notice in writing to the Company in the manner specified on the Option certificate (Notice of Exercise) and payment of the Exercise Price for each Option being exercised in Australian currency by electronic funds transfer or other means of payment acceptable to the Company.

(f)	Exercise Date

A Notice of Exercise is only effective on and from the later of the date of receipt of the Notice of Exercise and the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds (Exercise Date).

(g)	Timing of issue of Shares on exercise

Within 15 Business Days after the Exercise Date, the Company will:

(i)	allot and issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Notice of Exercise and for which cleared funds have been received by the Company;

(ii)	if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(iii)	if admitted to the official list of ASX at the time, apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

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If a notice delivered under Schedule 1(g)Schedule 1(g)(ii) for any reason is not effective to ensure that an offer for sale of the Shares does not require disclosure to investors, the Company must, no later than 20 Business Days after becoming aware of such notice being ineffective, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors.

(h)	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then issued shares of the Company.

(i)	Quotation of Shares issued on exercise

If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the exercise of the Options.

(j)	Reconstruction of capital

If at any time the issued capital of the Company is reconstructed, all rights of an Option holder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k)	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options.

(l)	Change in exercise price

An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.

(m)	Transferability

The Options are transferable subject to any restriction or escrow arrangements imposed by ASX or under applicable Australian securities laws.

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ANNEXURE b – CLASS B UNLISTED OPTION TERMS

The terms upon which the free attaching Options will be issued to applicants for New Shares under this Prospectus are as follows:

(a)	Entitlement

Each Option entitles the holder to subscribe for one Share upon exercise of the Option.

(b)	Exercise Price

Subject to paragraph (j), the amount payable upon exercise of each Option will be $0.04 (Exercise Price)

(c)	Expiry Date

Each Option will expire at 5.00 pm (WST) on the date that is 36 months from the date of issue (Expiry Date). An Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(d)	Exercise Period

The Options are exercisable at any time on or prior to the Expiry Date (Exercise Period).

(e)	Notice of Exercise

The Options may be exercised during the Exercise Period by notice in writing to the Company in the manner specified on the Option certificate (Notice of Exercise) and payment of the Exercise Price for each Option being exercised in Australian currency by electronic funds transfer or other means of payment acceptable to the Company.

(f)	Exercise Date

A Notice of Exercise is only effective on and from the later of the date of receipt of the Notice of Exercise and the date of receipt of the payment of the Exercise Price for each Option being exercised in cleared funds (Exercise Date).

(g)	Timing of issue of Shares on exercise

Within 15 Business Days after the Exercise Date, the Company will:

(i)	allot and issue the number of Shares required under these terms and conditions in respect of the number of Options specified in the Notice of Exercise and for which cleared funds have been received by the Company;

(ii)	if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(iii)	if admitted to the official list of ASX at the time, apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

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If a notice delivered under (g)(ii) for any reason is not effective to ensure that an offer for sale of the Shares does not require disclosure to investors, the Company must, no later than 20 Business Days after becoming aware of such notice being ineffective, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors.

(h)	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then issued shares of the Company.

(i)	Quotation of Shares issued on exercise

If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the exercise of the Options.

(j)	Reconstruction of capital

If at any time the issued capital of the Company is reconstructed, all rights of an Option holder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(k)	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options without exercising the Options.

(l)	Change in exercise price

An Option does not confer the right to a change in Exercise Price or a change in the number of underlying securities over which the Option can be exercised.

(m)	Transferability

The Options are transferable subject to any restriction or escrow arrangements imposed by ASX or under applicable Australian securities laws.

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ANNEXURE c – rights and liabilities attaching to shares

The following is a summary of the more significant rights and liabilities attaching to the New Shares to be issued under the Prospectus and the Shares to be issued on exercise of the New Options to be issued under the Prospectus. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement, persons should seek independent legal advice.

Full details of the rights and liabilities attaching to Shares are set out in the Constitution, a copy of which is available for inspection at the Company’s registered office during normal business hours.

(a)	General meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with section 249D of the Corporations Act and the Constitution of the Company.

(b)	Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

(i)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder has one vote; and

(iii)	on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for each Share held, but in respect of partly paid shares shall have such number of votes as bears the same proportion to the total of such Shares registered in the Shareholder’s name as the amount paid (not credited) bears to the total amounts paid and payable (excluding amounts credited).

(c)	Dividend rights

Subject to the rights of any preference share holders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend, the Directors may from time to time declare a dividend to be paid to the Shareholders entitled to the dividend which shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares.

The Directors may from time to time pay to the Shareholders any interim dividends as they may determine. No dividend shall carry interest as against the Company. The Directors may set aside out of the profits of the Company any amounts that they may determine as reserves, to be applied at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

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Subject to the ASX Listing Rules and the Corporations Act, the Company may, by resolution of the Directors, implement a dividend reinvestment plan on such terms and conditions as the Directors think fit and which provides for any dividend which the Directors may declare from time to time payable on Shares which are participating Shares in the dividend reinvestment plan, less any amount which the Company shall either pursuant to the Constitution or any law be entitled or obliged to retain, be applied by the Company to the payment of the subscription price of Shares.

(d)	Winding-up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

(e)	Shareholder liability

As the Shares issued under the Prospectus, and Shares issued on exercise of Options will be fully paid shares, they will not be subject to any calls for money by the Directors and will therefore not become liable for forfeiture.

(f)	Transfer of Shares

Generally, Shares in the Company are freely transferable, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the ASX Listing Rules.

(g)	Future increase in capital

The issue of any new Shares is under the control of the Directors of the Company. Subject to restrictions on the issue or grant of securities contained in the ASX Listing Rules, the Constitution and the Corporations Act (and without affecting any special right previously conferred on the holder of an existing share or class of shares), the Directors may issue Shares as they shall, in their absolute discretion, determine.

(h)	Variation of rights

Under section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of Shareholders vary or abrogate the rights attaching to shares.

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up, may be varied or abrogated with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

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(i)	Alteration of constitution

In accordance with the Corporations Act, the Constitution can only be amended by a special resolution passed by at least three quarters of Shareholders present and voting at the general meeting. In addition, at least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

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